Exhibit 99.2

J-Long Group Limited Announces Receipt of NASDAQ Determination Letter

Hong Kong, Nov. 19, 2024 (GLOBE NEWSWIRE) -- J-Long Group Limited (Nasdaq: JL), a Hong Kong based and established distributor of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pulls and drawcords, today announced receipt of a letter (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Determination Letter indicated that, as previously notified by Nasdaq on May 13, 2024, the bid price of the Company’s listed security had closed at less than $1 per share over the previous 30 consecutive business days and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Rule”). In accordance with the Rule, the Company was provided 180 calendar days, or until November 11, 2024, to regain compliance with the Rule

The Determination Letter stated:

“The Company has not regained compliance with the Rule, and the listed security is now subject to delisting from The Nasdaq Global Market. Unless the Company requests an appeal of this determination by November 25, 2024, [as described in further detail below], we have determined that the listed security will be scheduled for delisting at the opening of business on November 27, 2024…..”

The Staff determined that the Company’s Ordinary Shares would be scheduled for delisting from The Nasdaq Global Market and would be suspended at the open of business on November 25, 2024. Further, a Form 25-NSE would be filed with the Securities and Exchange Commission (the “SEC”), which would remove the Company’s securities from listing and registration on The Nasdaq Stock Market (the “Delisting Determination”).

The Determination Letter further informed the Company that it had until 4:00 p.m. Eastern Time on November 25, 2024, to appeal the Staff’s Delisting Determination to a Hearings Panel and request a hearing to stay the suspension of the Company’s Ordinary Shares from trading and the filing of the Form 25-NSE with the SEC. The Company fully intends to submit a hearing request for an oral hearing and pay the hearing fee of $20,000 prior to November 25, 2024.

The Company will be asked to provide Nasdaq with a plan to regain compliance. At this time, the Company is considering effecting a reverse stock split to regain compliance. The Company’s Ordinary Shares will continue to trade on The Nasdaq Global Market following the submission of the hearing request until a final determination has been made by Nasdaq.

“We are cognizant of the value to our shareholders of the listing of our shares on Nasdaq given the liquidity and pricing efficiency that the exchange provides. We pledge our best efforts towards improved performance which we believe will allow us to meet the continued listing standards,” stated Mr. Danny Tze Ching Wong, the Chairman of the Board and founder of J-Long Group Limited.

About J-Long Holdings Limited

J-Long Group Limited is an established distributor in Hong Kong of reflective and non-reflective garment trims including, among others, heat transfers, fabrics, woven labels and tapes, sewing badges, piping, zipper pullers and drawcords. The Company offer a wide range of services to cater to customers’ needs in reflective and non-reflective garment trims, including market trend analysis, product design and development and production and quality control. For more information, visit the Company’s website at http://j-long.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

J-Long Group Limited
Edwin Chun Yin Wong, CEO and Director
ir@j-long.com +852 3693 2110